Exhibit 5.9

CONSENT OF EXPERT

I, Chester M. Moore, of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the inclusion and incorporation by reference in this registration statement on Form F-10 of Yamana Gold Inc., including any amendments thereto and any documents incorporated by reference therein (the “Registration Statement”) of references to and information derived from mineral resource estimates for the Jacobina Mining Complex, the Amancaya project, the Jeronimo project and La Pepa project as at December 31, 2008, and the report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Registration Statement.

/s/ Chester M. Moore
Name:	Chester M. Moore, Professional Engineer
Title:	Principal Geologist

Date: March 31, 2009